July 9, 2008

Robert L. Lerner
RFMC Global Directional Fund, LP
c/o Ruvane Fund Management Corporation
4 Benedek Road
Princeton, NJ 08540

Re: RFMC Global Directional Fund, LP
Amendment No. 2 to Registration Statement on Form 10
Filed June 16, 2008
File No. 000-53118

Dear Mr. Lerner:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1. Business, page 2

1.   We note your response to comment 7. Please revise your disclosure to describe the criteria by which you determine whether an investor is sold the Institutional Class versus the Investor Class. Additionally, clarify whether the General Partner has discretion to create new series with higher or lower fees than those described in the registration statement. If so, describe the rationale for creating separate series.

Trading Program, page 5

2.   We note your response to comment 8. Because we believe disclosure of the
        current holdings in the Partnership's portfolio would be significant to an investor,
        please revise this section to include that information.

Risk Factors, page 14

Conflicts of Interest, page 16

3.   We note your response to comment 13. Please expand your risk factor narrative
        to explain the actual risks posed by the various conflicts mentioned.

Item 5. Directors and Executive Officers, page 24

4.   Please state how long each principal/officer of the Trading Advisor has held that
        position. Refer to Item 401(b) of Regulation S-K.

                                    *   *   *

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested supplemental information. Detailed cover letters greatly facilitate
our review. Please understand that we may have additional comments after reviewing
your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

    ·   the company is responsible for the adequacy and accuracy of the disclosure in the
        filing;

    ·   staff comments or changes to disclosure in response to staff comments do not
        foreclose the Commission from taking any action with respect to the filing; and

    ·   the company may not assert staff comments as a defense in any proceeding
        initiated by the Commission or any person under the federal securities laws of the

United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Howard Efron, Accountant at 202-551-3439 or Kevin Woody, Accounting Branch Chief, at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Byron Cooper at 202-551-3473 or me at 202-551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Peter Schultz (*via fax*)